UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



           [X]        Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


          [   ]   Transition Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1997



                          Commission file number 1-12



              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                      The Quaker Stock Bonus Savings Plan



Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         The Quaker Oats Company
                         P.O. Box 049001
                         Chicago, Illinois 60604-9001

Item 1. See Item 4.

Item 2. See Item 4.

Item 3. See Item 4.

Item 4. Financial Statements and Exhibits

        (a)  Financial Statements

             The Quaker Stock Bonus Savings Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

        (b)  Exhibit

             Consent of Independent Public Accountants - Washington, Pittman & McKeever LLC.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                              The Quaker Stock Bonus Savings Plan
                              (Name of Plan)


                              /s/ DENNIS CORRY
                              (Dennis Corry)
                              Director - Employee Benefits


                              /s/ KATHLEEN KEARNEY
                              (Kathleen Kearney)
                              Manager - Benefit Plans


                              /s/ ANNE TUMMINARO
                              (Anne Tumminaro)
                              Manager - Employee and Management Services
Date: June 25, 1998




<Page 2>


                                 Exhibit Index


Exhibit                                                     Paper (P) or
Number              Description                             Electronic (E)

  (a)               The Quaker Stock Bonus                       E
                    Savings Plan Financial
                    Statements as of
                    December 31, 1997 and 1996

  (b)               Consent of Independent                       E
                    Public Accountants



<Page 3>


Exhibit (a)











                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                             FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT











<Page 4>


                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                       AS OF DECEMBER 31, 1997 AND 1996




                               TABLE OF CONTENTS





                                                            PAGE


INDEPENDENT AUDITOR'S REPORT                                  6

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS              7-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
  FOR BENEFITS                                               9-10

NOTES TO FINANCIAL STATEMENTS                               11-16

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES               17

SCHEDULE OF REPORTABLE TRANSACTIONS                           18

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                     19









<Page 5>




                         INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER STOCK BONUS SAVINGS PLAN
of The Quaker Oats Company

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Stock Bonus Savings Plan (Plan) as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1997 and the six months ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and the six months ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             WASHINGTON, PITTMAN & McKEEVER LLC

Chicago, Illinois
June 19, 1998


<Page 6>

                                                         THE QUAKER OATS COMPANY

                                                   THE QUAKER STOCK BONUS SAVINGS PLAN

                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         AS OF DECEMBER 31, 1997

                                                         (dollars in thousands)




                                                           Union        Non-Union      Union
                                                         (Non-ESOP)      (ESOP)     (Non-Sch. E)     Non-
                                                        Stock Bonus    Stock Bonus     PAYSOP     Schedule E   Schedule E
                                                           Quaker        Quaker        Quaker       Money        Money
ASSETS                                        Total      Stock Fund    Stock Fund    Stock Fund   Market Fund  Market Fund
The Quaker Oats Company Common Stock, at
  market (1,908,412 shares, cost $57,144)   $100,669      $ 11,734      $ 88,020       $ 915        $   --       $   --
Collective Short-Term Investment Fund          1,464            50            85           1           188         1,140
         Total investments                   102,133        11,784        88,105         916           188         1,140

Contributions receivable - Employee              417            47           349          --             2            19
Contributions receivable - Employer              205            28           177          --            --           --
Dividends and interest receivable                552            64           477           5             1             5

               Total assets                  103,307        11,923        89,108         921           191         1,164

LIABILITY

Interfund (receivable) payable                    --            (8)           23          --            (5)          (10)

               Total liabilities                  --            (8)           23          --            (5)          (10)

NET ASSETS AVAILABLE FOR BENEFITS           $103,307      $ 11,931      $ 89,085       $ 921        $  196       $ 1,174

                                                  See accompanying notes to financial statements.


<Page 7>


                                                         THE QUAKER OATS COMPANY

                                                    THE QUAKER STOCK BONUS SAVINGS PLAN

                                              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         AS OF DECEMBER 31, 1996

                                                         (dollars in thousands)



                                                           Union        Non-Union      Union
                                                         (Non-ESOP)      (ESOP)     (Non-Sch. E)    Non-
                                                         Stock Bonus   Stock Bonus     PAYSOP    Schedule E   Schedule E
                                                           Quaker        Quaker        Quaker       Money       Money
ASSETS                                       Total       Stock Fund    Stock Fund    Stock Fund  Market Fund  Market Fund
The Quaker Oats Company Common Stock, at
  market (1,815,232 shares, cost $51,743)  $  69,206      $  7,848      $  60,706      $  652     $   --       $   --
Collective Short-Term Investment Fund          1,376            65            264           2        150          895
          Total investments                   70,582         7,913         60,970         654        150          895

Contributions receivable - Employee              185            20            157          --          1            7
Contributions receivable - Employer              174            19            155          --         --           --
Dividends and interest receivable                521            59            452           5          1            4

                 Total assets                 71,462         8,011         61,734         659        152          906

LIABILITIES

Payable for Quaker stock purchased               179            15            164          --         --           --
Interfund payable (receivable)                    --             1             (3)         --         (1)           3

                 Total liabilities               179            16            161          --         (1)           3

NET ASSETS AVAILABLE FOR BENEFITS          $  71,283      $  7,995      $  61,573      $  659     $  153       $  903

                                                  See accompanying notes to financial statements.

<Page 8>


                                                         THE QUAKER OATS COMPANY

                                                    THE QUAKER STOCK BONUS SAVINGS PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997

                                                           (dollars in thousands)
                                                             Union       Non-Union       Union
                                                          (Non-ESOP)      (ESOP)       (Non-Sch.E)       Non-        Schedule E
                                                         Stock Bonus    Stock Bonus      PAYSOP       Schedule E       Money
                                                            Quaker        Quaker         Quaker         Money          Market
ADDITIONS                                    Total        Stock Fund    Stock Fund     Stock Fund     Market Fund       Fund
Investment Income:
  Dividends                                $  2,139       $   248        $  1,871      $   20         $   --        $    --
  Interest                                       83             4              13          --              9             57
      Total investment income                 2,222           252           1,884          20              9             57

Realized gain on The Quaker Oats Company
  Common Stock - (Note 5)                     1,334           153           1,177           4             --             --
Unrealized gain on The Quaker Oats Company
  Common Stock - (Note 6)                    26,062         3,042          22,772         248             --             --
Employee contributions                        7,544           791           6,382          --             42            329
Employer contributions                        2,192           275           1,917          --             --             --
Contributions from other plans                   44            --              36          --             --              8
                 Total additions             39,398         4,513          34,168         272             51            394

DEDUCTIONS

Distributions to participants                 5,530           583           4,783           8             15            141
Dividends to participants                     1,844            --           1,844          --             --             --
                 Total deductions             7,374           583           6,627           8             15            141

Increase in net assets                       32,024         3,930          27,541         264             36            253

Net assets available for benefits,
  beginning of period                        71,283         7,995          61,573         659            153            903
Interfund transfers, net                         --             6             (29)         (2)             7             18

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                            $103,307       $11,931        $ 89,085      $  921         $  196         $1,174

                                                  See accompanying notes to financial statements.


<Page 9)



                                                         THE QUAKER OATS COMPANY

                                                    THE QUAKER STOCK BONUS SAVINGS PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                                                          (dollars in thousands)

                                                                  Union       Non-Union      Union
                                                                (Non-ESOP)     (ESOP)     (Non-Sch. E)      Non-       Schedule E
                                                                Stock Bonus  Stock Bonus     PAYSOP      Schedule E      Money
                                                                  Quaker       Quaker        Quaker        Money         Market
ADDITIONS                                           Total       Stock Fund   Stock Fund    Stock Fund    Market Fund      Fund
Investment Income:
  Dividends                                      $  1,029        $   115     $    904        $  10        $  --         $   --
  Interest                                             35              2            7           --            4             22
          Total investment income                   1,064            117          911           10            4             22

Realized gain on The Quaker Oats Company
  Common Stock - (Note 5)                           1,009              9          994            6           --             --
Unrealized gain (loss) on The Quaker Oats Company
  Common Stock - (Note 6)                           6,765            676        6,101          (12)          --             --
Employee contributions                              3,378            378        2,846           --           19            135
Employer contributions                              1,008            123          885           --           --             --
Contributions from other plans                          6             --            4           --            2             --
                 Total additions                   13,230          1,303       11,741            4           25            157

DEDUCTIONS

Distributions to participants                       6,234            157        5,964           15            3             95
Dividends to participants                             912             --          912           --           --             --
                 Total deductions                   7,146            157        6,876           15            3             95

Increase (decrease) in net assets                   6,084          1,146        4,865          (11)          22             62

Net assets available for benefits,
  beginning of period                              65,199          7,955       55,494          780          170            800
Interfund transfers, net                               --         (1,106)       1,214         (110)         (39)            41

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF PERIOD                                  $ 71,283        $ 7,995     $ 61,573        $ 659        $ 153         $  903

                                                  See accompanying notes to financial statements.


<Page 10>

                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN

The following brief description of The Quaker Stock Bonus Savings Plan (Plan) provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan was adopted by The Quaker Oats Company (Company) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

This report discusses the year ended December 31, 1997 and the six-month transition period ended December 31, 1996. The Plan year end changed from a June 30 fiscal year end to a fiscal year aligned with the calendar year beginning January 1, 1997.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, The Northern Trust Company (Northern Trust), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. Hewitt Associates is the Plan's record keeper during the years reported herein. The Company pays all expenses incurred by the Plan.

Eligibility

Under the current terms of the Plan, designated employees of the Company are eligible to participate in the Plan on the first day of the month following the date on which they complete one year of service.

Participants' Accounts

Participants in the Plan may invest in the Quaker Stock Fund or the Money Market Fund.

The  Quaker  Stock  Fund  invests  in  common  stock  of  the Company. Effective
June 1, 1994, a portion of the Plan was designated as an Employee Stock Ownership Plan (ESOP), within the meaning of Section 4975(e)(7) of the Internal Revenue Code. An ESOP account is maintained for each participant included in a group listed on Schedule E of the Plan. Effective June 30, 1994, the Quaker Stock Sharing Plan (PAYSOP) was merged into the Plan and the net assets of the PAYSOP were transferred into the Plan. Such assets transferred into the Plan were separately maintained as PAYSOP accounts



<Page 11>

                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

until June 30, 1995, at which time the PAYSOP accounts were merged into the ESOP accounts. Those participants who did not have ESOP accounts had their PAYSOP accounts converted into special ESOP subaccounts. A non-ESOP account is maintained for each participant, consisting of the portion of the participant's account that is not included in an ESOP or PAYSOP account.

The Money Market Fund invests in short-term fixed-income securities.

Contributions

The Plan allows participants to contribute 1 percent to 15 percent of their earnings, depending upon their location, in whole percentage increments, to the Plan before federal and most state withholding taxes are computed. Participants have the option to change their investment election once a month. Participants may elect to invest their contributions in either the Quaker Stock Fund or the Money Market Fund. The Company contributes an additional 50 percent of a participant's contributions to the Quaker Stock Fund to a maximum of 4 percent of a participant's eligible earnings. Once a year, participants have the option to transfer all or a portion of their monies they have accumulated in the Money Market Fund to the Quaker Stock Fund in multiples of 25 percent. Once a year, participants who are at least age 59 1/2 or who become totally and permanently disabled may transfer funds, in multiples of 25 percent, between the two funds.

The Plan provides for discretionary cash contributions by the Company.

Participants may contribute to the Plan any portion of distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants may elect to deposit excess funds from The Quaker Flex Plan to the Plan. The Company does not provide additional contributions on these funds.

Generally, all contributions are not subject to federal income taxes until distributed to the participant or the participant's beneficiary.

Distributions

All dividends received with respect to Company stock held on the record date a) in a participant's ESOP account, and b) in a participant's PAYSOP account, if the participant's group is listed on Schedule E of the Plan, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.

A  participant  may  elect  in  writing  to  receive  distribution  of  all or a portion of his account if he is at least age 59 1/2 or if he is totally and permanently disabled as determined by the Company with the



<Page 12>


                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

advice of a medical doctor. Additionally, a participant may receive the portion of his account consisting of participant contributions (and, for those not listed on Schedule E, excluding any amounts that have been invested in the Quaker Stock Fund for less than two full Plan years after the year in which they were invested) in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of a participant or the participant's family, or alleviating an immediate and substantial financial hardship.

Effective June 1, 1994, a participant may elect to withdraw a portion of his ESOP or PAYSOP account if the participant: a) is an employee; b) has completed at least 10 years of service since becoming a participant in the ESOP (including years of participation in the PAYSOP prior to June 30, 1994); and c) is at least age 55. Generally, the annual maximum amount subject to this election is 25 percent of the participant's account balance, reduced by any amounts previously distributed under this provision.

If a participant's employment with the Company is terminated, the Plan will distribute the account balance to the participant or the participant's beneficiary. A participant may defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: a) in a lump sum; or b) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by Internal Revenue Service regulations. If the distribution is made through installment payments, a participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as practicable after the end of the Plan year in which termination occurs. This provision did not apply to accounts under $3,500 at the end of the six-month transition period ended December 31, 1996.

Plan Terminations

The Plan may be terminated at any time by action of the Company's Board of Directors or Executive Committee of the Board. In the event of the Plan termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.



<Page 13>


                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996


NOTE  2 - PLAN CHANGES SUBSEQUENT TO FISCAL YEAR END

Management Change

The Plan's administrative committee appointed The Fidelity Management Trust Company (FMTC) as the new trustee and The Fidelity Institutional Retirement Services Company as the new record keeper for the Plan, effective June 1, 1998. The investment funds, previously managed by Northern Trust, will be managed by FMTC. On June 1, 1998, the assets of the Plan were transferred from Northern Trust to FMTC.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.

The  accompanying financial statements have been prepared on the  accrual  basis
of  accounting.   Interest income is recorded as earned and dividend  income  is recorded as of the record date.

Investment Valuation

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Net realized and unrealized gains and losses for the period are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the investments. The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investments at the beginning of the Plan year.

Security   purchases  and  sales,  including  related  gains  and  losses,   are
recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


<Page 14>


                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996

                            (dollars in thousands)


NOTE 4 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of December 31, l997 and 1996.



NOTE 5 - REALIZED GAIN ON INVESTMENTS

The realized gain on Quaker Common Stock was as follows:

                                                       Year Ended      Six Months Ended
                                                    December 31, 1997  December 31, 1996
Proceeds from the sale/distribution of Quaker stock     $  4,075           $  5,093
Less: Cost of investments sold/distributed                 2,741              4,084

REALIZED GAIN ON INVESTMENTS                            $  1,334           $  1,009


NOTE 6 - UNREALIZED GAIN ON INVESTMENTS

The unrealized gain on Quaker Common Stock was as follows:

                                                  Year Ended        Six Months Ended
                                               December 31, 1997    December 31, 1996
Unrealized gain, beginning of period               $  17,463           $  10,698
Unrealized gain during the period                     26,062               6,765

UNREALIZED GAIN, END OF PERIOD                     $  43,525           $  17,463


NOTE 7 - CURRENT VALUE GAIN

Based on the Current Value reporting requirements of the Department of Labor and the Internal Revenue Service instructions for Form 5500, the net realized gain on the investments sold is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between the fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year.


<Page 15>


                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1997 AND 1996

                            (dollars in thousands)


NOTE 7 - CURRENT VALUE GAIN (Continued)

The net unrealized gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized gain and net unrealized gain were as follows:
                                            Year Ended      Six Months Ended
                                        December 31, 1997   December 31, 1996

Net realized gain on investments            $     482           $    202
Net unrealized gain on investments             26,914              7,572

NET GAIN IN FAIR VALUE OF INVESTMENTS       $  27,396           $  7,774



NOTE 8 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:

                                                          As of                As of
                                                    December 31, 1997    December 31, 1996
Net assets available for benefits per the Form 5500     $  103,306            $  71,126
Add:   Distributions payable to participants                     1                  157

NET ASSETS AVAILABLE FOR BENEFITS PER THE
  FINANCIAL STATEMENTS                                  $  103,307            $  71,283


The following is a reconciliation of benefits paid to participants per the Form
5500 to the financial statements:

                                                        Year Ended         Six Months Ended
                                                     December 31, 1997     December 31, 1996
Distributions to participants per the Form 5500         $  5,374              $   5,120
Add:  Distributions payable, beginning of period             157                  1,271
Less: Distributions payable, end of period                     1                    157


DISTRIBUTIONS TO PARTICIPANTS PER THE
  FINANCIAL STATEMENTS                                  $  5,530              $   6,234

<Page 16>


                            THE QUAKER OATS COMPANY

                      THE QUAKER STOCK BONUS SAVINGS PLAN

     FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997

                            (dollars in thousands)





                                          Number of                     Market
Description                                Shares         Cost          Value

The Quaker Oats Company Common Stock *    1,908,412      $57,144       $100,669

Collective Short-Term Investment Fund                      1,464          1,464

        Total Investments                                $58,608       $102,133





*  Identifies a party-in-interest to the Plan.


<Page 17>


                                                 THE QUAKER OATS COMPANY

                                          THE QUAKER STOCK BONUS SAVINGS PLAN

                               FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                 (dollars in thousands, except average price data)






                                            Average Purchase  Transaction   Cost of    Current Value on    Net
                                             and Sale Price      Fees        Asset     Transaction Date    Gain
Description

The Quaker Oats Company Common Stock
  187,180 shares purchased in 91 transactions   $ 43.45         $  9         $ 8,142       $ 8,142             --

  70,928 shares sold in 31 transactions         $ 44.14         $  4         $ 2,073       $ 3,131        $ 1,054



<Page 18>


                                                                Exhibit (b)





                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the use of our report dated June 19, 1998 (and all references to our Firm) included in or made a part of the Form 11-K. It should be noted that we have not audited any financial statements of The Quaker Stock Bonus Savings Plan subsequent to December 31, 1997 or performed any audit procedures subsequent to the date of our report.





                                              WASHINGTON, PITTMAN & McKEEVER LLC


Chicago, Illinois
June 19, 1998


<Page 19>